DOBSON COMMUNICATIONS CORPORATION
14201 Wireless Way
Oklahoma City, Oklahoma 73134
(405) 529-8500

April 29, 2005

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Application for Withdrawal of Registration
Statement on Form S-4 (333-122089)

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), Dobson Communications Corporation, an Oklahoma corporation (the “Registrant”), hereby makes this application to withdraw the Registration Statement on Form S-4, File No. 333-122089, filed by the Registrant with the Securities and Exchange Commission (the “Commission”), as amended, and all exhibits thereto (collectively, the “Registration Statement”), relating to a proposed exchange offer and consent solicitation (the “Exchange Offer and Consent Solicitation”) by the Registrant pertaining to its 12.25% Senior Exchangeable Preferred Stock (the “12.25% Preferred Stock”) and 13% Senior Exchangeable Preferred Stock (the “13% Preferred Stock” and collectively with the 12.25% Preferred Stock, the “Preferred Stock”). The Commission declared the Registration Statement effective on February 14, 2005. No securities were sold or exchanged in connection with the transactions contemplated by the Registration Statement. The registrant wishes to withdraw the Registration Statement because the minimum acceptance thresholds of a majority of the outstanding shares of each class of Preferred Stock, and 75% of the combined number of outstanding shares of each class of such Preferred Stock, were not met at the expiration of the Exchange Offer and Consent Solicitation. Therefore, the Exchange Offer and Consent Solicitation expired and was not consummated.

     The undersigned, on behalf of the Registrant pursuant to Rule 478 of the Act, respectfully requests the Commission to grant the application of the Registrant to have the Registration Statement withdrawn pursuant to Rule 477 under the Act and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been “Withdrawn upon request of the registrant, the Commission consenting thereto.” The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

     Please send a written order granting the withdrawal of the Registration Statement to me by facsimile at (405) 529-8515 and Paul W. Theiss of the law firm Mayer, Brown, Rowe & Maw LLP, our outside counsel, via facsimile at (312) 701-7711 as soon as it is available. If you have any questions with respect to this request, please contact Ronald L. Ripley, the our General Counsel at (405) 529-8500.

Very truly yours, DOBSON COMMUNICATIONS CORPORATION
By:	/s/ Bruce R. Knooihuizen
	Name:	Bruce R. Knooihuizen
	Title:	Executive Vice President and Chief Financial Officer